UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(AMENDMENT NO. 4)*

Under the Securities Exchange Act of 1934

Phototron Holdings, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

71943D 102
(CUSIP Number)

David Weiner 12400 Ventura Blvd., Suite 327 Studio City, California 91604 (818) 385-0405

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Page  of 6)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71943D 102	Page 2 of 6 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Weiner
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,155,196(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,155,196(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,155,196(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☒ (2)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(3) (Exit Filing)
14		TYPE OF REPORTING PERSON (see Instructions) IN

(1) Includes (a) the right to purchase 1,748,954 shares of the Company’s common stock pursuant to that certain Common Stock Purchase Warrant, dated October 12, 2011, issued to W-Net Fund I, L.P. and (b) 400,000 shares of the Company’s common stock into which the portion of the original principal amount of the 6% Senior Secured Convertible Note (the “Note”) issued to W-Net Fund I, L.P. that is not subject to the beneficial ownership limitation, set forth in Section 4(c) of the Note, is convertible as of May 16, 2012.

(2) Excludes (a) 12,885,715 shares of the Company’s common stock into which the portion of the original principal amount of the Note that is subject to the beneficial ownership limitation, set forth in Section 4(c) of the Note, is convertible as of May 16, 2012 and (b) the variable amount of shares of the Company’s common stock issuable upon conversion of the interest accrued on the Note.

(3) Based on a total of 307,458,587 shares of the Company’s common stock outstanding as of May 16, 2012.

CUSIP No. 71943D 102	Page 3 of 6 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON W-Net Fund I, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,155,196(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,155,196(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,155,196(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☒ (2)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(3) (Exit Filing)
14		TYPE OF REPORTING PERSON (see Instructions) PN

(1) Includes (a) the right to purchase 1,748,954 shares of the Company’s common stock pursuant to that certain Common Stock Purchase Warrant, dated October 12, 2011, issued to W-Net Fund I, L.P. and (b) 400,000 shares of the Company’s common stock into which the portion of the original principal amount of the 6% Senior Secured Convertible Note (the “Note”) issued to W-Net Fund I, L.P. that is not subject to the beneficial ownership limitation, set forth in Section 4(c) of the Note, is convertible as of May 16, 2012.

(2) Excludes (a) 12,885,715 shares of the Company’s common stock into which the portion of the original principal amount of the Note that is subject to the beneficial ownership limitation, set forth in Section 4(c) of the Note, is convertible as of May 16, 2012 and (b) the variable amount of shares of the Company’s common stock issuable upon conversion of the interest accrued on the Note.

(3) Based on a total of 307,458,587 shares of the Company’s common stock outstanding as of May 16, 2012.

This Schedule 13D/A (this “Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on February 16, 2010, as amended on April 14, 2010, as further amended on March 21, 2011, as further amended on December 29, 2011 (collectively, “Schedule 13D”).

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended by the information below.

On December 22, 2011, in accordance with that certain Settlement Agreement (the “Settlement Agreement”), effective as of December 22, 2011, by and between Phototron Holdings, Inc., a Delaware corporation (the “Company”), and 20259 Ventura Blvd., a California Limited Partnership (the “Landlord”), the Company issued 1,884,796 shares of the Company’s common stock (“Common Stock”) to the Landlord in full satisfaction of the $65,967.87 owed by the Company to the Landlord in connection with the Company’s lease of its corporate offices.  On February 27, 2012, the Landlord cancelled the 1,884,796 shares of Common Stock issued to it pursuant to the Settlement Agreement.  David Weiner is the manager of 20259 Ventura Affiliates, LLC, the general partner of the Landlord.

The Company issued its 6% Senior Secured Convertible Notes (the “Notes”) to certain purchasers in exchange for notes previously issued by the Company.  The Notes were issued pursuant to the terms and conditions of that certain Securities Purchase and Exchange Agreement (the “Purchase Agreement”) entered into on March 16, 2012 by and among the Company, W-Net Fund I, L.P., a Delaware limited partnership (“Fund” and together with David Weiner, collectively, the “Reporting Persons”) and the other parties signatory thereto.  The Notes pay 6% interest per annum with a maturity date of April 15, 2015.  The Notes are convertible at any time into Common Stock at a specified conversion price, which will initially be $0.035 per share.  The Notes conversion price will be subject to specified adjustments for certain changes in the number of outstanding shares of Common Stock.  If additional shares of the Company’s capital stock are issued, except in specified exempt issuances, for consideration which is less than the then existing Notes conversion price (a “Dilutive Issuance”), then such conversion price would be subject to a “full ratchet” adjustment that generally reduces the conversion price to equal the price in the Dilutive Issuance, regardless of the size of the Dilutive Issuance.

On March 16, 2012, the Company issued a Note to Fund in the original principal amount of $465,000 pursuant to the terms and conditions of the Purchase Agreement.  As of the date hereof, the original principal amount of Fund’s Note is convertible into 13,285,715 shares of Common Stock.  However, on May 16, 2012, Fund notified the Company, in accordance with Sections 4(c)(i) and 7(a) of Fund’s Note, that the beneficial ownership limitation set forth in Fund’s Note shall be decreased from 9.9% to 4.9% effective as of May 16, 2012, and accordingly, Fund does not have the right to convert any portion of its Note, to the extent that after giving effect to such conversion, Fund would beneficially own in excess of 4.9% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of Fund’s Note.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

As of May 16, 2012, David Weiner, as the manager of W-Net Fund GPI, LLC, the general partner of Fund, may be deemed to beneficially own 15,155,196 shares of Common Stock.  Since 307,458,587 shares of Common Stock were outstanding as of May 16, 2012, Mr. Weiner’s beneficial ownership constitutes approximately 4.9% of the issued and outstanding shares of Common Stock.  Mr. Weiner shares the power to vote and direct the disposition of such securities with Fund.

As of May 16, 2012, Fund beneficially owned 15,155,196 shares of Common Stock.  Since 307,458,587 shares of Common Stock were outstanding as of May 16, 2012, Fund’s ownership constitutes approximately 4.9% of the issued and outstanding shares of Common Stock.  Fund shares the power to vote and direct the disposition of such securities with David Weiner.  The shares of Common Stock beneficially owned by Fund (a) includes (i) the right to purchase 1,748,954 shares of Common Stock pursuant to that certain Common Stock Purchase Warrant, dated October 12, 2011, issued to Fund and (ii) 400,000 shares of Common Stock into which the portion of the original principal amount of Fund’s Note that is not subject to the beneficial ownership limitation, set forth in Section 4(c) of Fund’s Note, is convertible as of May 16, 2012, and (b) excludes (i) 12,885,715 shares of Common Stock into which the portion of the original principal amount of Fund’s Note that is subject to the beneficial ownership limitation, set forth in Section 4(c) of Fund’s Note, is convertible as of May 16, 2012 and (ii) the variable amount of shares of Common Stock issuable upon conversion of the interest accrued on Fund’s Note.

Transactions by the Reporting Persons in Common Stock effected in the past 60 days are described in Item 3 of this Schedule 13D/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: May 16, 2012	/s/ David Weiner
David Weiner

W-Net Fund I, L.P., a Delaware limited partnership

By: W-Net Fund GPI, LLC, its general partner

Dated: May 16, 2012	By:	/s/ David Weiner
Name: David Weiner
Its: Manager